                                                                    EXHIBIT 12.1

                            DuPont Photomasks, Inc.
                      Ratio of Earnings to Fixed Charges


                                                                           Fiscal Year Ended June 30,          Nine Months March 31,
                                                                ---------------------------------------------  ---------------------
                                                                  1995     1996     1997     1998      1999      1999        2000
                                                                -------- -------- -------- --------  --------  --------    --------
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income
 or loss from equity investees                                     3,598   26,244   35,859   32,845    17,329    10,704      19,453

Fixed Charges Interest expense and amortization of debt
 discount and premium on all indebtedness                          6,957    7,078      880    1,399     2,283     2,565         931

Fixed Charges related to operating leases and rentals
 estimated at 1/3 of total lease and rental charges                  400      500      565      694     1,077       660       1,110
                                                                -------- -------- -------- --------  --------  --------    --------
  Total Fixed Charges                                              7,357    7,578    1,445    2,093     3,360     3,225       2,041
                                                                -------- -------- -------- --------  --------  --------    --------
Income before fixed charges                                       10,955   33,822   37,304   34,938    20,689    13,929      21,494

Ratio of Earnings to Fixed Charges (Income before fixed
 charges/fixed charges)                                              1.5x     4.5x    25.8x(1)  16.7x     6.2x      4.3x       10.5x

Total Fixed Charges                                                                                     3,360                 2,041

Proforma Interest Expense reduction                                                                       (95)                 (167)

Proforma Interest Expense Increase                                                                        625                   469
                                                                                                     --------              --------
Proforma Total Fixed Charges                                                                            3,890                 2,342

Proforma Ratio of Earnings to Fixed Charges                                                               5.3x                  9.2x

(1) Included in earnings for 1997 was a nonrecurring gain of $34 million before income tax of $12 million for a net gain of $22 million, as disclosed in note 3 to the Company's consolidated financial statements. If such a sale had not occurred, the ratio of earnings to fixed charges would have been 10.59.